

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Bruce Czachor
Executive Vice President and Chief Legal Officer
Piedmont Lithium Inc.
42 E Catawba Street
Belmont, NC 28012

> **Re: Piedmont Lithium Inc.**
> **Post-Effective Amendment No. 2 to Form S-3**
> **Filed February 29, 2024**
> **File No. 333-259798**

Dear Bruce Czachor:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-3

Exhibits

1.   We note your technical reports filed with your Form 10-K. Please file the engineering consents pursuant to Item 1302(b)(4) and Item 601(b)(23) of Regulation S-K.

General

2.   We note you incorporate by reference your 2023 Form 10-K. However, that Form 10-K forward incorporates Part III information to your definitive proxy statement which has not yet been filed. Since this information is incorporated by reference, please include the required officer and director information in the Form 10-K, or file the definitive proxy statement prior to effectiveness of this Form S-3. Refer to Question 123.01 of Compliance and Disclosure Interpretations for Regulation S-K.

Bruce Czachor
Piedmont Lithium Inc.
March 15, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Eric Scarazzo